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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4) (1)


                              MEDIA GENERAL, INC.
________________________________________________________________________________
                               (Name of Issuer)


                              CLASS A Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   584404107
        _______________________________________________________________
                                (CUSIP Number)


                          George L. Mahoney, Secretary
                              333 E. Franklin St.
                               Richmond, VA 23219
                                 (804) 649-6629
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 21, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

CUSIP NO. 584404107                    13D                   Page 2 of 7 Pages
          -----------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David Tennant Bryan Revocable Declaration of Trust
      54-6440095
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,264,578 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,264,578 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,264,578 SHARES
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.64%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
--------------------------------------------------------------------------------

CUSIP NO. 584404107                  13D                    Page 3 of 7 Pages
          --------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      J. Stewart Bryan III

-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY

 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF-00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED STATES
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          652,400 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             480,000 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          652,400 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   480,000 SHARES
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,132,400 SHARES
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.05%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
--------------------------------------------------------------------------------

CUSIP NO. 584404107                    13D                   Page 4 of 7 Pages
          -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      D. Tennant Bryan Media Trust
      54-6253830
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      VIRGINIA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            373,000 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             NONE
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             373,000 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          NONE
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      373,000 SHARES
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.66%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
--------------------------------------------------------------------------------

No. 584404107                       13D                       Page 5 of 7 Pages

          This Amendment No. 4 amends and supplements, to the extent indicated, Items 1, 3, and 5 of the statement on, and Amendment No. 3 to, Schedule 13D previously filed by the D. Tennant Bryan Revocable Declaration of Trust, J. Stewart Bryan III, and the D. Tennant Bryan Media Trust with respect to Class A Common Stock of Media General, Inc. Defined terms herein have the same meaning as in the original statement on, or Amendments to, Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          Since the filing of Amendment 3 to Schedule 13D, shares acquired or disposed of by J. Stewart Bryan III have been primarily in connection with the operation of various Company employee benefit plans, including the grant and exercise of stock options and the purchase of shares under a 401 (k) plan.

          The net decrease in ownership percentage reported by the Group in this Amendment 4 is primarily the result of various dispositions of a total of 295,543 shares by the D. Tennant Bryan Revocable Declaration of Trust as partial payment of the federal estate taxes imposed upon the death of D. Tennant Bryan. There has also been a net increase (as of December 31, 2001) of 150,853 in the number of outstanding shares since the filing of Amendment 3.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of Class A and Class B Common Stock of Media General, Inc. (based on 22,420,065 Class A Shares and 556,574 Class B shares outstanding as of December 31, 2001) for Mr. Bryan and each trust are as follows:

                    Revocable Trust         1,264,578 Class A        5.64%

                    J. Stewart Bryan III    1,132,400 Class A        5.05%*
                                               55,036 Class B         9.9%
                                            (includes 45,432 Class A in the
                                            Company 401 (k) plan and 205,434
                                            Class A subject to exercisable
                                            options as of 1/31/02 but does not
                                            include shares held by the Revocable
                                            Trust or the Media Trust)

                    Media Trust             .373,000 Class A          1.7%*
                                             373,000 Class B         67.0%

          * The Class A total for J. Stewart Bryan III includes the number of Class B shares held by him, and the Class A shares reported by the Media Trust are equal to the number of Class B shares listed, since Class B shares are convertible into an equal number of Class A shares at the option of the holder.

(b) Mr. Bryan shares the power to vote and dispose of the shares listed for the Revocable Trust with his two sisters, who are also trustees. Mr. Bryan is the sole trustee and has the sole power to vote and dispose of the shares held by the Media Trust. Of the shares listed for Mr. Bryan, he has the sole power to vote and dispose of 652,400 Class A shares (55,200 of which are held in trust) and all of the Class B shares; and shares the power to vote and dispose of 480,000 Class A shares held by two separate trusts, as follows:

     Co-Trustee                             Shares
     ----------                             ------

     Mary Tennant Bryan Perkins             240,000
     Florence Bryan Fowlkes                 240,000

(c)  See response in Item 3.

CUSIP NO. 584404107                     13D                    Page 7 of 7 Pages
          -------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2002


                                             /s/ J. Stewart Bryan III
                                             -----------------------------------
                                             J. Stewart Bryan III


                                             D. TENNANT BRYAN MEDIA TRUST


                                             By: /s/ J. Stewart Bryan III
                                                --------------------------------
                                                  J. Stewart Bryan III, Trustee

                                             DAVID TENNANT BRYAN
                                             REVOCABLE DECLARATION OF
                                             TRUST


                                             By: /s/ J. Stewart Bryan III
                                                --------------------------------
                                                  J. Stewart Bryan III, Trustee

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).